UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 17, 2023

KludeIn I Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39843	85-3187857
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1096 Keeler Avenue

Berkeley, California 94708

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 246-9907

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	INKAU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	INKA	The Nasdaq Stock Market LLC

Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share, subject to adjustment	INKAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed by KludeIn I Acquisition Corp., a Delaware corporation (the “Company”), the Company entered into an Agreement and Plan of Merger, dated as of May 18, 2022 (as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of November 3, 2022 (the “First Amendment to Merger Agreement”), and Amendment No. 2 to the Agreement and Plan of Merger, dated as of December 23, 2022 (the “Second Amendment to Merger Agreement”), and as further amended by the Third Amendment to Merger Agreement described herein, and as may be further amended, restated and/or supplemented in accordance with its terms, the “Merger Agreement”), with Paas Merger Sub 1 Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub 1”), Paas Merger Sub 2 LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Merger Sub 2”), and Near Intelligence Holdings Inc. (“Near”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth therein, immediately prior to the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), (i) Merger Sub 1 will merge with and into Near, with Near surviving the merger as a wholly-owned subsidiary of the Company (the “First Merger”), and (ii) immediately following the First Merger, Near, as the surviving entity of the First Merger, will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”). The Mergers and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transaction”. The Transaction is subject to customary closing conditions, including the approval of the Company’s stockholders and the listing on The Nasdaq Stock Market of the shares to be issued to Near stockholders as merger consideration.

All capitalized terms but not otherwise defined in this Current Report on Form 8-K have the meanings given to them in the Merger Agreement.

Third Amendment to Merger Agreement

On January 17, 2023, the Company and Near entered into that certain Amendment No. 3 to Agreement and Plan of Merger (the “Third Amendment to Merger Agreement”). Pursuant to the Third Amendment to Merger Agreement, the minimum cash condition to Closing was revised such that, upon the Closing, the Company is required to have cash and cash equivalents, including funds remaining in its trust account (after giving effect to the payment of public stockholder redemptions) and the proceeds of any funded transaction financing, prior to the payment of the Company’s unpaid expenses and before repayment of any loans owed by the Company to its sponsor, at least equal to $95,000,000 less the aggregate amount of proceeds of any Permitted Equity Financing and any Permitted Debt of Near or any other Target Company that is available to any of them following the Closing or that previously has been drawn down by any of them prior to the Closing, including amounts in escrow that would be eligible to be requested following the Closing and amounts that may be requested following the Closing that are contingent upon the occurrence of specified events or the satisfaction of certain conditions precedent, whether or not such events actually occur or such conditions ultimately are satisfied.

Other than as expressly modified pursuant to the Third Amendment to the Merger Agreement, the Merger Agreement, which was initially filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2022, and subsequently amended by the First Amendment to Merger Agreement, filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 9, 2022, and the Second Amendment to Merger Agreement, filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 27, 2022, remains in full force and effect. The foregoing description of the Third Amendment to Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Third Amendment to Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated herein by reference.

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Waiver of Certain Lock-Up Restrictions

Simultaneously with the execution and delivery of the Merger Agreement on May 18, 2022, the Company and certain security holders of Near (the “Holders”) entered into lock-up agreements (the “Lock-Up Agreements”) containing transfer and other restrictions on the disposition of the Restricted Securities (as defined in the Lock-Up Agreements) held by such Holders for the Lock-Up Period (as defined in the Lock-Up Agreements) specified therein, subject to certain exceptions.

On January 17, 2023, the Company determined to offer a one-time waiver of the restrictions under the Lock-Up Agreements (the “Notice of Waiver”) with certain Holders solely with respect to certain securities of Near held by such Holders (“Released Securities”), such that the restrictions under the Lock-Up Agreements with such Holders will no longer apply to such Released Securities. The Released Securities consist of 7.5% of the total number of shares of capital stock of Near held by such Holders as of the date of the Notice of Waiver, equal to an aggregate of 23,453 shares of Near (which shall be converted into a different number of securities of the Purchaser at the Closing pursuant to the terms of the Merger Agreement). All other Restricted Securities held by such Holders will remain fully subject to the Lock-Up Agreements in all respects, and the Lock-Up Agreements will remain unchanged and in full force and effect. Holders who are executive officers of Near will not have any of their Restricted Securities released from the lock-up restrictions contained in their respective Lock-Up Agreements. A copy of the form of Lock-Up Agreement was filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 19, 2022.

A copy of the form of Notice of Waiver is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Amendment No. 3 to Agreement and Plan of Merger, dated as of January 17, 2023, by and among KludeIn I Acquisition Corp., Paas Merger Sub 1 Inc., Paas Merger Sub 2 LLC and Near Intelligence Holdings Inc.
10.1	Notice of Waiver of Lock-Up Restrictions, dated as of January 17, 2023, made by KludeIn I Acquisition Corp.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 17, 2023

KLUDEIN I ACQUISITION CORP.

By:	/s/ Narayan Ramachandran
	Name:	Narayan Ramachandran
	Title:	Chief Executive Officer

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